SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)

VoiceStream Wireless Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

928615103

(CUSIP Number)

David J. Greenwald, Esq.
Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
(212) 902-1000

(Name, address and telephone number of person authorized
to receive notices and communications)

April 16, 2001

(Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------
CUSIP NO. 928615103
--------------------
------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Goldman, Sachs & Co.
------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [x ]
------------------------------------------------------------------------
 3.      SEC USE ONLY

------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [x ]
------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          8,494,150
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,494,150
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         8,494,150
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         BD-PN-IA
--------------------------------------------------------------------------------

                                       -2-

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [x ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         60,966
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          8,494,150
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           60,966
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    8,494,150
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,555,116
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         HC-CO
--------------------------------------------------------------------------------

                                       -3-

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Advisors, L.L.C.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [x ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          7,767,898
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    7,767,898
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,767,898
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

                                       -4-

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GS Capital Partners, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [x ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          7,767,898
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    7,767,898
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,767,898
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.9%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                       -5-

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stone Street Fund 1992, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [x ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          406,604
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    406,604
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         406,604
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                       -6-

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bridge Street Fund 1992, L.P.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [x ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          236,032
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    236,032
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         236,032
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

                                       -7-

--------------------
CUSIP NO. 928615103
--------------------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Stone Street 1992, L.L.C.
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [  ]
                                                                       (b)  [x ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                          7.       SOLE VOTING POWER
  NUMBER OF                         0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.       SHARED VOTING POWER
  OWNED BY                          642,636
    EACH                   -----------------------------------------------------
 REPORTING                 9.       SOLE DISPOSITIVE POWER
   PERSON                           0
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    642,636
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         642,636
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

                                       -8-

Item 1.	Security and Issuer.

                 Item 1 is hereby amended in that the principal executive offices of the Company are now located at 12920-S.E. 38th Street, Bellevue, Washington 98006.

Item 2.	Identity and Background.

                 Item 2 is hereby amended in that every reference in Item 2 to Schedule I, Schedule II-A-i, Schedule II-A-ii, Schedule II-B-i and Schedule II-B-ii shall be deemed a reference to Schedule I, Schedule II-A-i, Schedule II-A-ii, Schedule II-B-i and Schedule II-B-ii attached to this Amendment No. 3 to Schedule 13D, respectively.

Item 3.	Source and Amount of Funds or Other Consideration.

                 No change.

Item 4.	Purpose of Transaction.

                 No change.

Item 5.	Interest in Securities of the Issuer.

                 Item 5 is hereby amended in its entirety as follows:

                 (a) The Filing Persons have filed this Amendment No.3 to Schedule 13D as a result of a decline in the percentage of beneficial ownership of more than 1% of the outstanding Common Stock since the filing of Amendment No. 2 to Schedule 13D on September 1, 2000 due to (1) increases in the total number of outstanding shares of Common Stock since that time and (2) sales of shares of Common Stock by the Filing Persons. Sales of shares of Common Stock by the Filing Persons were made pursuant to a sales plan under Rule 10b5-1 of the Securities Exchange Act of 1934 in respect of less than 1% of the outstanding Common Stock. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the fact that Goldman Sachs and GS Group will no longer report the beneficial ownership of the securities beneficially owned by the asset management unit of Goldman Sachs (the “Asset Management Unit”). The Asset Management Unit will separately report, to the extent required, its beneficial ownership of securities.

                 On April 6, 2001, the Company paid a stock dividend with respect to the outstanding shares of Common Stock as of March 23, 2001. In connection with this stock dividend, the following Filing Persons received shares of Common Stock: GS Capital, 63,755 shares of Common Stock; Stone Street, 3,337 shares of Common Stock; Bridge Street, 1,937 shares of Common Stock; and GS Group, 516 shares of Common Stock.

                 As of April 16, 2001, GS Capital and GS Advisors, through GS Capital’s beneficial ownership of 7,767,898 shares of Common Stock, may each be deemed to have beneficially owned 7,767,898 shares of Common Stock, representing approximately 2.9% of the 264,522,654 shares of Common Stock outstanding as of April 16, 2001 (based on information provided by the Company).

                 As of April 16, 2001, Stone Street may be deemed to have beneficially owned 406,604 shares of Common Stock, representing approximately 0.2% of the 264,522,654 shares of Common Stock outstanding as of April 16, 2001. As of April 16, 2001, Bridge Street may be deemed to have beneficially owned 236,032 shares of Common Stock, representing approximately 0.1% of the 264,522,654 shares of Common Stock outstanding as of April 16, 2001. As of April 16, 2001, Stone Street LLC, through Stone Street’s and Bridge Street’s collective beneficial ownership of 642,636 shares of Common Stock, may be deemed to have beneficially owned 642,636 shares of Common Stock, representing approximately 0.2% of the 264,522,654 shares of Common Stock outstanding as of April 16, 2001.

                 As of April 16, 2001, Goldman Sachs may be deemed to have beneficially owned 8,410,534 shares of Common Stock which as of such date may be deemed to have been beneficially owned by the Limited Partnerships as herein described. In addition, as of April 16, 2001, Goldman Sachs may be deemed to have beneficially owned 73,113 shares of Common Stock held in Managed Accounts and 10,503 shares of Common Stock held as a result of ordinary course trading activities of Goldman Sachs. Accordingly, as of April 16, 2001, Goldman Sachs may be deemed to have beneficially owned approximately 3.2% of the 264,522,654 shares of Common Stock outstanding as of April 16, 2001.

                 As of April 16, 2001, GS Group, through its direct beneficial ownership of 59,515 shares of Common Stock, may be deemed to have beneficially owned 59,515 shares of Common Stock, and may be deemed to have beneficially owned 8,494,150 shares of Common Stock which as of such date may be deemed to have been beneficially owned by Goldman Sachs as herein described. In addition, GS Group may be deemed to beneficially own 1,451 shares of Common Stock issuable upon exercise of vested options held by Terence M. O’Toole, a Managing Director of Goldman Sachs, for the benefit of GS Group. Accordingly, as of April 16, 2001, GS Group may be deemed to have beneficially owned approximately 3.2% of the 264,522,654 shares of Common Stock outstanding as of April 16, 2001. Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Common Stock held in Managed Accounts.

                 None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii to this statement, beneficially owns any shares of Common Stock as of April 16, 2001, other than as set forth herein.

                 (b) Each Filing Person shares the power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 8 above.

                 (c) Schedule III sets forth the transactions in the shares of Common Stock which have been effected during the period from February 16, 2001 through April 16, 2001. The transactions in the Common Stock, described in Schedule III, were effected in The Nasdaq National Market. Except as set forth in Schedule III, no transactions in the Common Stock were effected by the Filing Persons, or, to the knowledge of any such Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, during the period from February 16, 2001 through April 16, 2001.

                 (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in Managed Accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Person.

                 (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 Item 6 is hereby amended in that every reference in Item 6 to Schedule I, Schedule II-A-i, Schedule II-A-ii, Schedule II-B-i and Schedule II-B-ii shall be deemed a reference to Schedule I, Schedule II-A-i, Schedule II-A-ii, Schedule II-B-i and Schedule II-B-ii attached to this Amendment No. 3 to Schedule 13D, respectively.

Item 7.	Material To be Filed as Exhibits.

99.1	The Voting Agreement (incorporated by reference to Exhibit 10.98 of the Schedule 13D filed on March 2, 2000 by John Stanton with respect to the Company).
99.2	The Registration Rights Agreement (incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation’s registration statement on Form 10/A).
99.3	Joint Filing Agreement, dated February 14, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1992, L.P., Bridge Street Fund 1992, L.P. and Stone Street 1992, L.L.C. (previously filed).
99.4	Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co. (previously filed).
99.5	Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc. (previously filed).
99.6	Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P. (previously filed).
99.7	Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C. (previously filed).
99.8	Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1992, L.P. (previously filed).
99.9	Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1992, L.P. (previously filed).
99.10	Power of Attorney, dated December 16, 1999, relating to Stone Street 1992, L.L.C. (previously filed).
99.11	The Amended and Restated Voting Agreement, dated as of July 23, 2000 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on July 28, 2000 by the Company).
99.12	The Stockholders Agreement between DT and the Goldman Entities, dated as of July 23, 2000 (previously filed).
99.13	The Agreement and Plan of Merger, dated as of July 23, 2000, between DT and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on July 28, 2000 by the Company).

99.14	The Stockholders Agreement, dated as of August 26, 2000, among the Company and the Goldman Entities (previously filed).
99.15	The Agreement and Plan of Reorganization, dated as of August 26, 2000, between the Company and Powertel (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on August 31, 2000 by the Company).
99.16	Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co. (filed herewith).
99.17	Power of Attorney, dated December 8, 2000, relating to the Goldman Sachs Group, Inc. (filed herewith).

SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2001

GOLDMAN, SACHS & CO.
By:	/s/ Hans L. Reich

	Name: Title:	Hans L. Reich Attorney-in-Fact

THE GOLDMAN SACHS GROUP, INC.
By:	/s/ Hans L. Reich

	Name: Title:	Hans L. Reich Attorney-in-Fact

GS ADVISORS, L.L.C.
By:	/s/ Hans L. Reich

	Name: Title:	Hans L. Reich Attorney-in-Fact

GS CAPITAL PARTNERS, L.P.
By:	/s/ Hans L. Reich

	Name: Title:	Hans L. Reich Attorney-in-Fact

STONE STREET FUND 1992, L.P.
By:	/s/ Hans L. Reich

	Name: Title:	Hans L. Reich Attorney-in-Fact

BRIDGE STREET FUND 1992, L.P.
By:	/s/ Hans L. Reich

	Name: Title:	Hans L. Reich Attorney-in-Fact

STONE STREET 1992, L.L.C.
By:	/s/ Hans L. Reich

	Name: Title:	Hans L. Reich Attorney-in-Fact

Exhibit Index

99.1	The Voting Agreement (incorporated by reference to Exhibit 10.98 of the Schedule 13D filed on March 2, 2000 by John Stanton with respect to the Company).
99.2	The Registration Rights Agreement (incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation’s registration statement on Form 10/A).
99.3	Joint Filing Agreement, dated February 14, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1992, L.P., Bridge Street Fund 1992, L.P. and Stone Street 1992, L.L.C. (previously filed).
99.4	Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co. (previously filed).
99.5	Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc. (previously filed).
99.6	Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P. (previously filed).
99.7	Power of Attorney, dated February 1, 2000, relating to GS Advisors, L.L.C. (previously filed).
99.8	Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1992, L.P. (previously filed).
99.9	Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1992, L.P. (previously filed).
99.10	Power of Attorney, dated December 16, 1999, relating to Stone Street 1992, L.L.C. (previously filed).
99.11	The Amended and Restated Voting Agreement, dated as of July 23, 2000 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on July 28, 2000 by the Company).
99.12	The Stockholders Agreement between DT and the Goldman Entities, dated as of July 23, 2000 (previously filed).
99.13	The Agreement and Plan of Merger, dated as of July 23, 2000, between DT and the Company (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on July 28, 2000 by the Company).
99.14	The Stockholders Agreement, dated as of August 26, 2000, among the Company and the Goldman Entities (previously filed).
99.15	The Agreement and Plan of Reorganization, dated as of August 26, 2000, between the Company and Powertel (incorporated by reference to Exhibit 2.1 of the Form 8-K filed on August 31, 2000 by the Company).
99.16	Power of Attorney, dated December 8, 2000, relating to Goldman, Sachs & Co. (filed herewith).
99.17	Power of Attorney, dated December 8, 2000, relating to the Goldman Sachs Group, Inc. (filed herewith).

SCHEDULE I

                 The name of each director of The Goldman Sachs Group, Inc. is set forth below.

                 The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

                 Each person is a citizen of the United States of America except for Sir John Browne, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Henry M. Paulson, Jr.	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
Robert J. Hurst	Vice Chairman of The Goldman Sachs Group, Inc.
John A. Thain	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.
John L. Thornton	President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.
Sir John Browne	Group Chief Executive of BP Amoco plc
James A. Johnson	Chairman and Chief Executive Officer of Johnson Capital Partners
John H. Bryan	Chairman of Sara Lee Corporation
Ruth J. Simmons	President of Smith College

SCHEDULE II-A-i

                 The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C., the sole general partner of GS Capital Partners, L.P., are set forth below.

                 The business address for all the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025.

                 All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel A. Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

- -------------------------------------------------------------------------------------------------------------
Name                           Position                      Present Principal Occupation
- -------------------------------------------------------------------------------------------------------------
Richard A. Friedman            President                     Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman            Vice President                Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole             Vice President                Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                  Vice President                Managing Director of Goldman, Sachs & Co.
David A. Viniar                Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Henry Cornell                  Vice President                Managing Director of Goldman, Sachs & Co.
Richard S. Sharp               Vice President                Managing Director of Goldman Sachs International
Esta E. Stecher                Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Barry S. Volpert               Vice President                Managing Director of Goldman Sachs International
Sanjeev K. Mehra               Vice President                Managing Director of Goldman, Sachs & Co.
Muneer A. Satter               Vice President                Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz            Vice President                Managing Director of Goldman Sachs International
Steven M. Bunson               Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Elizabeth S. Fascitelli        Treasurer                     Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill           Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
David J. Greenwald             Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Dan H. Jester                  Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic                Vice President                Managing Director of Goldman Sachs International
Russell E. Makowsky            Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                 Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal          Vice President                Managing Director of Goldman, Sachs & Co.
Syaru (Shirley) Lin            Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas F. Londal              Vice President                Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor              Vice President                Managing Director of Goldman Sachs International
Peter Schiefer                 Vice President                Managing Director of Goldman Sachs International
Abraham Bleiberg               Vice President                Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato             Vice President                Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla            Vice President                Managing Director of Goldman, Sachs & Co.
Ronald H. Jacobe               Vice President                Managing Director of Goldman, Sachs & Co.
Atul Kapur                     Vice President                Managing Director of Goldman Sachs International
Michel A. Plantevin            Vice President                Managing Director of Goldman Sachs International
John E. Bowman                 Vice President                Vice President of Goldman, Sachs & Co.
Katherine B. Enquist           Vice President/Secretary      Vice President of Goldman, Sachs & Co.
James B. McHugh                Assistant Secretary           Vice President of Goldman, Sachs & Co.
Mary Nee                       Vice President                Executive Director of Goldman Sachs (Asia) L.L.C.
Katherine L. Nissenbaum        Vice President/Assistant      Vice President of Goldman, Sachs & Co.
                               Secretary
Ulrika Werdelin                Vice President                Executive Director of Goldman Sachs International

SCHEDULE II-A-ii

                 The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., are set forth below.

                 The business address for each member listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 85 Broad Street, New York, New York 10004. The business address of Gene T. Sykes is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Richard S. Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England.

                 All members listed below except Richard S. Sharp, Sanjeev K. Mehra and Antoine L. Schwartz are United States citizens. Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

Name	Present Principal Occupation

Peter M. Sacerdote	Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.
Robin Neustein	Managing Director of Goldman, Sachs & Co.
Terence M. O’Toole	Managing Director of Goldman, Sachs & Co.
Gene T. Sykes	Managing Director of Goldman, Sachs & Co.
Henry Cornell	Managing Director of Goldman, Sachs & Co.
Robert V. Delaney	Managing Director of Goldman, Sachs & Co.
Richard S. Sharp	Managing Director of Goldman Sachs International
Barry S. Volpert	Managing Director of Goldman Sachs International
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.
Muneer A. Satter	Managing Director of Goldman, Sachs & Co.
Scott B. Kapnick	Managing Director of Goldman Sachs International
Peter G. Sachs	Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz	Managing Director of Goldman Sachs International

SCHEDULE II-B-i

                 The name, position and present principal occupation of each executive officer of Stone Street 1992, L.L.C., the sole general partner of Stone Street Fund 1992, L.P. and the managing general partner of Bridge Street Fund 1992, L.P., are set forth below.

                 The business address for all of the executive officers listed below except Gene T. Sykes, Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Randall A. Blumenthal, Syaru (Shirley) Lin, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin, Mary Nee and Ulrika Werdelin is 85 Broad Street, New York, New York 10004. The business address of Richard S. Sharp, Barry S. Volpert, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Syaru (Shirley) Lin and Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Gene T. Sykes and Randall A. Blumenthal is 2765 Sand Hill Road, Menlo Park, CA 94025. All executive officers listed below are United States citizens except Richard S. Sharp, Sanjeev K. Mehra, Antoine L. Schwartz, Patrick E. Mulvihill, Hughes B. Lepic, Peter Schiefer, Atul Kapur, Michel A. Plantevin and Ulrika Werdelin. Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz, Hughes B. Lepic and Michel A. Plantevin are citizens of France. Patrick E. Mulvihill is a citizen of Ireland. Peter Schiefer is a citizen of Germany. Ulrika Werdelin is a citizen of Sweden.

- ------------------------------------------------------------------------------------------------------------
Name                          Position                      Present Principal Occupation
- ------------------------------------------------------------------------------------------------------------
Peter M. Sacerdote            Chairman/President            Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs                Vice President                Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman           Vice President                Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Vice President                Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Vice President                Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                 Vice President                Managing Director of Goldman, Sachs & Co.
David A. Viniar               Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Vice President                Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Vice President                Managing Director of Goldman Sachs International
Esta E. Stecher               Vice President/Assistant      Managing Director of Goldman, Sachs & Co.
                              Secretary
Barry S. Volpert              Vice President                Managing Director of Goldman Sachs International
Sanjeev K. Mehra              Vice President/Treasurer      Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Vice President                Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz           Vice President                Managing Director of Goldman Sachs International
Steven M. Bunson              Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Elizabeth S. Fascitelli       Vice President                Managing Director of Goldman, Sachs & Co.
Patrick E. Mulvihill          Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
David J. Greenwald            Vice President/Assistant      Managing Director of Goldman, Sachs & Co.
                              Secretary
Hughes B. Lepic               Vice President                Managing Director of Goldman Sachs International
Russell E. Makowsky           Assistant Secretary           Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                Assistant Treasurer           Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal         Vice President                Managing Director of Goldman, Sachs & Co.
Syaru (Shirley) Lin           Vice President                Managing Director of Goldman Sachs (Asia) L.L.C.
Douglas F. Londal             Vice President                Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor             Vice President                Managing Director of Goldman Sachs International
Peter Schiefer                Vice President                Managing Director of Goldman Sachs International
Abraham Bleiberg              Vice President                Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato            Vice President                Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla           Vice President                Managing Director of Goldman, Sachs & Co.
Ronald H. Jacobe              Vice President                Managing Director of Goldman, Sachs & Co.
Atul Kapur                    Vice President                Managing Director of Goldman Sachs International
Michel A. Plantevin           Vice President                Managing Director of Goldman Sachs International
John E. Bowman                Vice President                Vice President of Goldman, Sachs & Co.
Katherine B. Enquist          Vice President/Secretary      Vice President of Goldman, Sachs & Co.
James B. McHugh               Assistant Secretary           Vice President of Goldman, Sachs & Co.
Mary Nee                      Vice President                Executive Director of Goldman Sachs (Asia) L.L.C.
Katherine L. Nissenbaum       Vice President/Assistant      Vice President of Goldman, Sachs & Co.
                              Secretary
Richard J. Stingi             Vice President                Vice President of Goldman, Sachs & Co.
Ulrika Werdelin               Vice President                Executive Director of Goldman Sachs International

SCHEDULE II-B-ii

                 The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1992, L.L.C., are set forth below.

                 The business address for each member listed below is 85 Broad Street, New York, New York 10004.

                 All members listed below except Sanjeev K. Mehra are United States citizens. Sanjeev K. Mehra is a citizen of India.

Name	Present Principal Occupation

Peter M. Sacerdote	Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs	Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman	Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.
Terence M. O’Toole	Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

SCHEDULE III
VoiceStream Wireless Corporation
GS Capital Partners
Cusip No. 928615103

  Purchases      Sales       Price         Trade Date    Settlement Date

                91,711      90.8575         13-Mar-01         16-Mar-01
                27,513      88.3135         14-Mar-01         19-Mar-01
                91,711      90.9734         15-Mar-01         20-Mar-01
                91,711      89.9791         16-Mar-01         21-Mar-01
                91,711      89.6969         19-Mar-01         22-Mar-01
                91,711      92.3341         20-Mar-01         23-Mar-01
                36,684      89.2766         21-Mar-01         21-Mar-01
                25,679      86.6451         22-Mar-01         27-Mar-01
                25,220      88.9545         23-Mar-01         28-Mar-01
                91,711      90.9125         26-Mar-01         29-Mar-01
                91,711      95.4969         27-Mar-01         30-Mar-01
                91,711      94.5094         28-Mar-01          2-Apr-01
                68,321      94.1040         29-Mar-01          3-Apr-01
                 3,233      95.2000          6-Apr-01         11-Apr-01
                92,399     101.2815         10-Apr-01         16-Apr-01
                92,398     100.0279         11-Apr-01         17-Apr-01
                92,398      99.3146         12-Apr-01         18-Apr-01
                85,062      99.9898         16-Apr-01         19-Apr-01

                        VoiceStream Wireless Corporation
                          Stone Street Fund 1992, L.P.
                               Cusip No. 928615103

  Purchases      Sales       Price         Trade Date    Settlement Date

                 4,800      90.8575         13-Mar-01         16-Mar-01
                 1,440      88.3135         14-Mar-01         19-Mar-01
                 4,800      90.9734         15-Mar-01         20-Mar-01
                 4,801      89.9791         16-Mar-01         21-Mar-01
                 4,800      89.6969         19-Mar-01         22-Mar-01
                 4,800      92.3341         20-Mar-01         23-Mar-01
                 1,920      89.2766         21-Mar-01         21-Mar-01
                 1,344      86.6451         22-Mar-01         27-Mar-01
                 1,320      88.9545         23-Mar-01         28-Mar-01
                 4,800      90.9125         26-Mar-01         29-Mar-01
                 4,800      95.4969         27-Mar-01         30-Mar-01
                 4,800      94.5094         28-Mar-01          2-Apr-01
                 3,578      94.1040         29-Mar-01          3-Apr-01
                   169      95.2000          6-Apr-01         11-Apr-01
                 4,836     101.2815         10-Apr-01         16-Apr-01
                 4,837     100.0279         11-Apr-01         17-Apr-01
                 4,837      99.3146         12-Apr-01         18-Apr-01
                 4,452      99.9898         16-Apr-01         19-Apr-01

                        VoiceStream Wireless Corporation
                          Bridge Street Fund 1992, L.P.
                               Cusip No. 928615103

  Purchases      Sales       Price         Trade Date    Settlement Date

                2,787       90.8575         13-Mar-01         16-Mar-01
                  836       88.3135         14-Mar-01         19-Mar-01
                2,787       90.9734         15-Mar-01         20-Mar-01
                2,786       89.9791         16-Mar-01         21-Mar-01
                2,787       89.6969         19-Mar-01         22-Mar-01
                2,787       92.3341         20-Mar-01         23-Mar-01
                1,116       89.2766         21-Mar-01         21-Mar-01
                  781       86.6451         22-Mar-01         27-Mar-01
                  767       88.9545         23-Mar-01         28-Mar-01
                2,787       90.9125         26-Mar-01         29-Mar-01
                2,787       95.4969         27-Mar-01         30-Mar-01
                2,787       94.5094         28-Mar-01          2-Apr-01
                2,074       94.1040         29-Mar-01          3-Apr-01
                   98       95.2000          6-Apr-01         11-Apr-01
                2,808      101.2815         10-Apr-01         16-Apr-01
                2,807      100.0279         11-Apr-01         17-Apr-01
                2,807       99.3146         12-Apr-01         18-Apr-01
                2,585       99.9898         16-Apr-01         19-Apr-01

                        VoiceStream Wireless Corporation
                          The Goldman Sachs Group, Inc.
                               Cusip No. 928615103

  Purchases      Sales       Price         Trade Date    Settlement Date

                  702       90.8575         13-Mar-01         16-Mar-01
                  211       88.3135         14-Mar-01         19-Mar-01
                  702       90.9734         15-Mar-01         20-Mar-01
                  702       89.9791         16-Mar-01         21-Mar-01
                  702       89.6969         19-Mar-01         22-Mar-01
                  702       92.3341         20-Mar-01         23-Mar-01
                  280       89.2766         21-Mar-01         21-Mar-01
                  196       86.6451         22-Mar-01         27-Mar-01
                  193       88.9545         23-Mar-01         28-Mar-01
                  702       90.9125         26-Mar-01         29-Mar-01
                  702       95.4969         27-Mar-01         30-Mar-01
                  702       94.5094         28-Mar-01          2-Apr-01
                  527       94.1040         29-Mar-01          3-Apr-01
                   25       95.2000          6-Apr-01         11-Apr-01
                  707      101.2815         10-Apr-01         16-Apr-01
                  708      100.0279         11-Apr-01         17-Apr-01
                  708       99.3146         12-Apr-01         18-Apr-01
                  651       99.9898         16-Apr-01         19-Apr-01

                        VoiceStream Wireless Corporation
                              Goldman, Sachs & Co.
                              Cusip No. 9286159QT

  Purchases      Sales       Price         Trade Date    Settlement Date

    5                     14.7500          16-Feb-01         20-Feb-01
               5          14.5000          16-Feb-01         20-Feb-01